Exhibit 99.4

UNDER THE COMPANIES ACT, 1956
(1of1956)
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
SATYAM COMPUTER SERVICES LIMITED
I.	The Name of the Company is SATYAM COMPUTER SERVICES LIMITED.

II.	The Registered Office of the Company will be situated in the State of Andhra Pradesh.

III.	The Objects for which the Company is established are :
(A) The Main objects to be pursued by the Company on its incorporation are :
1.	To manufacture either for its own use or for sale in India or for export outside India computer systems, computer peripherals and accessories, computer consumables like floppy disks/diskettes, hard disks, ribbons, continuous and non-continuous stationery etc., and such other products or things which may be considered either as an Integral part of a computer system or as an optional attachment or supplement thereto;
2.	To undertake the designing and development of systems and application software either for its own use or for sale in India or for export outside India and to design and develop such systems and application software for or on behalf of manufacturers, owners and users of computer systems and digital/electronic equipments in India or elsewhere in the world;
3.	To set up and run electronic data processing centres and to carry on the business of data processing, word processing, software consultancy, system studies, management consultancy, techno-economic feasibility studies of projects, design and development of management information systems, share/ debenture issues management and/or registration and share/debenture transfer agency ;

4.	To undertake and execute feasibility studies for computerisation, setting up of all kinds of computer systems and digital/electronic equipments and the selection, acquisition and installation thereof whether for the company or its customers or other users;

5.	To conduct, sponsor or otherwise participate in training programmes, courses, seminars and conferences in respect of any of the objects of the company and for spreading or imparting the knowledge and use of computers and computer programming languages including the publication of books, journals, bulletins, study/course materials, circulars and news-letters; and

6.	To undertake the business as agents, stockists, distributors, franchise holders or otherwise for trading or dealing in computer systems, peripherals, accessories, parts and computer consumables like floppy disks, hard disks, continuous and non-continuous stationery, ribbons and other allied products and things and standard software packages.
(B) The objects that are incidental or ancillary to the attainment of the main objects are :
1.	To pay-either in cash or by allotment of shares or otherwise as the company deems fit-all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the company which the company shall consider to be in the nature of preliminary expenses ;

2.	To purchase or otherwise acquire, take on lease or rent computer systems and digital/electronic equipments of all kinds ;

3.	To adopt and carry into effect, with or without modification, all or any of the arrangements made for the purpose of achieving any of the company’s objects mentioned in clauses III (A) and III (C) hereof;

4.	To purchase, take on lease or otherwise acquire for the purposes of the company estates, lands, buildings, easements or other interests in real estate, and to sell, let on lease or otherwise dispose of or grant rights over any real property belonging to the Company ;

5.	To purchase, take on lease or otherwise acquire, erect, maintain, reconstruct and adopt offices, factories, sheds, workshops, mills, plant, machinery and other things found necessary or convenient for the purposes of the company ;

6.	To purchase or otherwise acquire all or any part of the business, properties and liabilities of any company, society, partnership or person, formed for all or any part of the purpose within the objects of this company and to conduct and carry on, or liquidate and wind up any such business ;

7.	To promote any other company or companies for the purpose of taking over all or any of the properties, rights and liabilities of the company, or for any other purpose which may seem directly or indirectly calculated to benefit the company ;

8.	To enter into any arrangements with any Government authority, undertakings or corporations controlled or owned by any Government or any person (s) including any individual, firm, body corporate or other association of individuals, whether incorporated or not, society and trust whether in India or abroad that may seem conducive to the company’s objects or any of them and to obtain from any such Government authority, undertakings, corporations and person(s) any rights privileges and concessions which the Company may deem desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions ;

9.	To amalgamate or enter into partnership or into any arrangement for sharing of profits, union of interest, co-operation, joint venture, reciprocal concession or otherwise with any person, whether an individual, association, firm, body corporate, corporation or otherwise carrying on or engaged in or about to carry on or engage in any business or transaction which the company is authorised to carry on or engage in, or in any business or transaction capable of being conducted so as directly or indirectly to benefit the company;

10.	To acquire and undertake the whole or any part of the business properties and liabilities of any person whether an individual, association, firm, body corporate, corporation or otherwise carrying on any business which the company is authorised to carry on, or possessed of property suitable for the purposes of the Company ;

11.	To enter into arrangement or agreements with any other person, whether an individual, association, firm, body corporate, corporation or otherwise, for the carrying out by such other person on behalf of the company, of any of the objects of the Company ;

12.	To apply for, purchase or otherwise acquire any patents, patent rights, copyrights, trademarks, formulae, licences, concessions and the like, conferring any exclusive, non-exclusive or limited right to use, or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired ;

13.	To enter into collaboration agreement(s) with any person(s) including Government(s) or any other authority within or outside India-whether the nature of the agreement is financial, technical or otherwise on such terms and conditions as the company deems fit;

14.	To import into and export from India the technology in respect of the products mentioned in clauses III (A) and III (C) hereof on such terms and conditions as the company deems fit ;

15.	To carry on research and development work and experiments in connection with the business of the Company;

16.	To let on lease or on hire or otherwise the whole or any part of the real and personal properties of the Company on such terms as the company shall determine ;

17.	Subject to Section 3 (1) (iii) of the Companies Act, 1956, to issue shares, debentures, debenture stock or other securities on such terms and conditions as the company shall determine and to purchase, redeem, pay off or convert into equity any such securities on such terms and conditions as the company shall determine ;

18.	To borrow, raise money(s) or secure obligations (whether of the company or any other person) in any manner and subject to such terms and conditions including the payment of guarantee commission to persons including the directors of the company as the company shall determine ;

19.	To advance and lend money(s) with or without security, and on such terms and conditions as the company shall determine ;

20.	To invest and deal with the money(s) of the company in such manner as the company shall determine.

21.	Subject to section 58A of the Companies Act, 1956 and the rules framed thereunder in consultation with the Reserve Bank of India, to receive money(s) on deposit, on such terms and conditions as the company shall determine, without carrying on banking business within the meaning of the Banking Regulations Act, 1949 and also to pay brokerage on such deposits ;

22.	To subsidise, assist and guarantee any payment of money, by or the performance of any contract, engagement or obligation by any person;

23.	To open bank accounts of all kinds including overdrafts and to draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments or securities ;

24.	To adopt such means of making known and advertising the business and products of the company as may seem expedient to the company ;

25.	To appoint officers, staff, trainees and other types of personnel for the company and to dispense with their services and to carry out or cause to be carried out all functions necessary to implement the objects of the company ;

26.	To transfer, sell or otherwise dispose of all or any of the businesses, properties and undertakings of the company for any consideration which the company may deem fit to accept ;

27.	To establish agencies and to regulate and discontinue the same and to pay such remuneration to agents as the company shall determine ;

28.	To open, maintain and close branches and depots ;

29.	To establish, promote and otherwise assist any person whether an individual, firm, association, body corporate including companies or corporation or otherwise for the purpose of acquiring any property (ies) or furthering any objects of the company;

30.	To do in any part of the world, all or any of the matters hereby authorised either alone or jointly, whether as factors, trustees or agents;

31.	To do all such things as are necessary for the company or its nominee(s) to become members or to be otherwise associated with national and international associations, institutes or other organisations, so as to promote or strengthen the company’s interests on such terms and conditions as may be determined by the company ;

32.	(a) To undertake, carry out, promote and sponsor rural development including any programme for the social and economic welfare of the public in any rural areas ;

(b) To incur any expenditure on the aforesaid development and programmes, and to otherwise assist in the execution and promotion thereof, whether directly, or indirectly ;

(c) Without prejudice to the generality of the foregoing, Programme of Rural Development shall also include any programme for the social and economic welfare of the public in any rural area in such manner as the company thinks fit, and ‘rural area’ shall include all areas that can be regarded so under the provisions of the Income Tax Act or any other law-relating to rural development in force from time to time ;

(d) in order to achieve any of the foregoing, the company may divest without consideration or at such fair or concessional rates as it thinks fit, or to otherwise transfer any property or goods of the company to or in favour of any public or local body or authority, Central or State Government, governmental agencies, public institutions, trusts or funds recognised or approved by the Central Government or State Governments or by any authority specified for the purpose by such Government(s);

33.	(a) To undertake, carry out, promote, sponsor or to otherwise assist any activity for the promotion and growth of national economy and for what the company may consider to be its moral or social responsibility to the public or a section thereof, or what the company considers likely to promote national welfare or social, economic or moral uplift of the public or any section thereof, in such manner as the company thinks fit ;

(b) without prejudice to the generality of the foregoing, the company may undertake, carry out, promote and sponsor any activity in connection with the publication of any books, literature, newspapers or other documents or organising lectures or seminars for advancing the said objects or giving merit awards, scholarships, loans or any other assistance to deserving persons directly or through an institution, fund or trust;

(c) in order to achieve any of the forgoing, the company may divest without consideration at such fair or concessional rates as it thinks or otherwise transfer any properties or goods of the company to or in favour of any public or local body or authority, central or state government, governmental agencies, public institutions, trusts or funds recognised or approved by the Central Government or State Governments or any authorities specified for the purpose by such Governments ;

34.	Subject to the provisions of the Act, to subscribe to or contribute to or undertake or otherwise assist any national, charitable, benevolent, religious, public, scientific, rural, general or other useful object or institution as the company deems fit ;

35.	To provide for the welfare of directors or persons in the employment of the company, or formerly in the employment of the company and the wives, widows and other family members of such persons by grants of money, pensions, superannuation, gratuity, insurance, bonus, medical benefits or otherwise ;

36.	To establish and maintain or procure the establishment and maintenance of any non-contributory or contributory provident, gratuity, pension or superannuation funds and give and procure the giving of moneys, pension, superannuation, gratuity, insurance, bonus, medical benefits or other amounts to any directors or persons who are or were at any time in the employment or service of the company ;

37.	To establish, undertake and execute or procure the establishment, undertaking execution of any trust, either gratuitously or otherwise;

38.	To procure the company to be registered or recognised in any foreign country ;

39.	To arrange for risks of all kinds likely to affect the company to be covered by insurance ;

40.	Subject to the provisions of the Companies Act, 1956 as amended by the Companies (Amendment) Act, 1985, to contribute to any political party or for any political purpose to any person ; and

41.	To distribute any of the properties of the company in specie among the shareholders at the time of winding up.
(C) The other objects for which the company is formed are:
1.	To carry on the business of giving on lease or rent, or sell under a scheme of hire purchase or installment, computers, digital/electronic equipments, computer hardware and software products, computer peripherals and consumables and accessories thereof;

2.	To undertake and execute systems audits for persons owning or using computer systems and to generally assist them in more economic and/or efficient utilization thereof;

3.	To provide consultancy services in regard to the design, development, manufacture and use of all products and things incorporated in clause III(A) and III(C) hereof;

4.	To undertake and execute job works in relation to and/or to give others job works in respect of, any of the business mentioned in the main and other objects of the company;

5.	To set up and run electronic video games parlous and recreation centers;

6.	To carry on the business of agriculture, orcharding, horticulture, floriculture, sericulture, apiculture, fishery and pisciculture;

7.	To bread, raise, buy, sell and deal in all kinds of poultry products and seeds, to establish, develop and maintain and aid in the establishment and maintenance of poultry and seed farms and ancillary operations like hatcheries, breeder houses, egg producing and distributory services;

8.	To carry on the business of builders and contractors for construction work of any kind or for the demolition of any structure and to manufacture for own consumption or for sale all kinds of bricks, prefabricated building materials and other products used in construction activity ;

9.	To carry on the business of duck, sheep and rabbit breeding/rearing and to manufacture for sale woolens and wool based garments, fabrics, cloth, blankets, rugs, carpets, threads, embroidery threads and other products;

10.	To carry on the business of extraction of oil from all oil bearing commodities and seeds by solvent extraction process or otherwise;
IV.	The liability of the members is limited.
V*	The Authorized Share Capital of the Company is Rs.280,00,00,000 #(Rupees Two Hundred and Eighty Crores Only) divided into 140,00,00,000(One Hundred and Forty Crores Only) equity share of the face value of Rs.2/- (Rupees Two Only) each, with power to increase and reduce the Capital of the Company and to divide the shares in the capital for the time being into several classes and attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Article of Association for the time being in force and to vary, modify, or abrogate any such rights, privileges or conditions in such manner as may be permitted by the Act or by the Article of Association of the Company for the time being in force.

#	Increased from Rs. 160 crores to Rs. 280 crores in the Board Meeting held on 21.02.2009 as per the Company Law Board Order dated 19.02.2009

*	Increased vide the ordinary resolution passed at the 19th Annual General Meeting held on 21.08.2006 from Rs. 75 crores to Rs.160 crores.

*	Amended vide the ordinary resolution passed at the 13th Annual General Meeting held on 26.05.2000

*	Increase vide the special resolution passed at the 12th Annual General Meeting held on 28.05.1999 from Rs. 30 crores to Rs. 75 crores.

We, the several persons, whose names and addresses are subscribed hereto are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names :

		Number of	Name, Signature,
	Name & Addresses, description,	equity shares	description and occupation
	occupation and	taken by each	and address of the witness
S.No.	signature of subscribers	subscriber	to the above signature

1.	B. RAMALINGA RAJU S/o B. Satyanarayana Raju Plot 17, P & T Colony, Secunderabad—500 003. Company Director	10 (Ten)	Sd/- (K. SRIVAS) S/o. Late K. Gopalan Chartered Accountant No.42, 1st Floor, 2nd Main Road, Shanti Nagar, Hyderabad—500 028.

2.	D.VENKATA SATYANARAYANA RAJU S/o G. Gopala Raju 95, B.H.E.L. Enclave Akbar Road, Secunderabad Consultant	10 (Ten)

	Total number of equity shares taken	20 (Twenty)
Dated this 15th day of June, 1987 at Hyderabad.